June 27, 2006

George W. LeMaitre
Chairman, Chief Executive Officer and President
LeMaitre Vascular, Inc.
63 Second Avenue
Burlington, Massachusetts 01803

>   **Re: LeMaitre Vascular, Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed June 22, 2006**
>   **File No. 333-133532**

Dear Mr. LeMaitre:

We have the following comments to your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary

1.   We note your response to our prior comment 2. Please explain to us what an anonymous faxed survey of vascular surgeons consists of and how many surveys were completed by surgeons.

Financial Statements, page F-1

Note 1. Significant Accounting Policies and Related Matters, page F-10

Goodwill, page F-13

2.   Please refer to prior comment 8 and your revised disclosure. The accounting policy included in this note does not appear to comply with SFAS 142. For example, you disclose that your goodwill impairment evaluation consists of comparing the fair value of goodwill with its carrying amount. And you measure

the amount of any impairment charge as the excess of the carrying amount over this fair value. Under paragraph 19 of SFAS 142, the first step of your evaluation should compare the fair value of a reporting unit with its carrying amount, including goodwill. That is, the evaluation is done at the reporting unit level and does not just consider goodwill. We did note that your response properly stated that this was your first step.

If the carrying amount of a reporting unit exceeds its fair value, then you should perform the second step of the goodwill impairment test to determine if there is an impairment loss and the amount. That is, the impairment loss is not equal to the difference between the fair value and carrying value of your goodwill.

In the second step, you should compare the implied fair value of goodwill with the carrying amount of that goodwill. You should determine the implied fair value of goodwill in the same manner that you determine the amount of goodwill to recognize in a business combination. Then, if the carrying amount of goodwill exceeds the implied fair value of that goodwill, you will record an impairment loss for the excess.

We note that as a result of your goodwill impairment testing you have not had to perform the second step of the impairment test. However, due to the significance of your goodwill, your accounting policy should clearly state how you perform impairment testing under SFAS 142 and how you would determine the amount of an impairment loss, if any. Please ensure that you accounting policy complies with paragraphs 19 -22 of SFAS 142**.**

Net Income (Loss) per Share, page F-15

3.   Please refer to prior comment 9 and your response thereto. In the last sentence of your response you indicate that the convertible preferred stock is considered by you to be a participating security under EITF 03-6 because the preferred is entitled to dividends declared on common stock on an equal basis based upon the number of shares of common stock into which the preferred stock is then convertible. The disclosure of this term of your preferred shares does not appear to be included in Note 9. Please revise Note 9 to include a discussion of the pertinent rights and privileges of your preferred stock, including these dividend rights. Refer to paragraph 4 of SFAS 129.

Note 9. Stockholders' Equity, page F-25

Series A Convertible Preferred Stock, page F-25

4.   Please refer to prior comment 12 and your response thereto. Paragraph 8 of EITF Topic D-98 addresses a case where a purchaser acquires a majority of the voting

power of the stock and triggers the redemption feature. As such, the redemption is not within the control of the company and permanent equity classification is not appropriate. Please consider a similar example and discuss (a) whether such a situation would be an event covered by the redemption terms and, if it is, (B) discuss your conclusions as to whether this event is within the control of the company.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kaitlin Tillan at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3444 with any other questions.

Sincerely,

Perry Hindin
Special Counsel

cc: Mitchell S. Bloom, Esq.
        Michael H. Bison, Esq.